ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 25, 2014	R. Brent Bates
T +1 212 596 9143
F +1 646 728 1542
brent.bates@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund (File Nos. 811-22634 and 333-196629) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), filed on July 17, 2014, which Larry Greene, Senior Counsel at the Securities and Exchange Commission, provided to R. Brent Bates of Ropes & Gray LLP, counsel to the Fund, by telephone on July 23, 2014. The comments, together with the Fund’s responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

Prospectus

Exculpation, Indemnification, etc. – Page 14

1.	Revise the disclosure under this caption so as to add disclosure which confirms that, in the event of any matter involving indemnification of any officer or trustee, including the settlement of any action or proceeding and the advancing of attorneys’ fees or other expenses, the Fund will follow the Commission’s policy regarding requests to hold harmless or indemnify any officer or trustee. See Investment Company Act Release No. 11330 (September 2, 1980).

Response: Under “Exculpation, Indemnification, etc.,” the Fund summarizes lengthier disclosure included later in the Prospectus under “Description of Shares.” Disclosure has been added to the latter section to further clarify that the Fund follows the relevant Commission policy on such issues. The Fund has also added a cross-reference to “Exculpation, Indemnification, etc.” to direct readers to the more detailed discussion of the Fund’s and Master Fund’s indemnification practices in the Prospectus under “Description of Shares.”

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The Fund notes that, under “Exculpation, Indemnification, etc.,” the following is included: “Upon certain conditions, the Fund shall advance expenses incurred by any Fund Covered Person in advance of the final disposition of any such action, suit or proceeding.” The Fund will add, under “Description of Shares,” the following: “Consistent with SEC policy, the Fund shall advance expenses incurred by any Fund Covered Person in advance of the final disposition of any such action, suit or proceeding, provided that such advance is subject to certain conditions, including that the indemnitee agrees to repay the advance unless it is ultimately determined that he or she is entitled to indemnification.”

In “Description of Shares,” in connection with the discussion of the “reasonable and fair” means employed to determine whether Disabling Conduct has occurred, the Fund will state that such reasonable and fair means are used “in accordance with SEC policy.” The Fund notes that, consistent with the Commission’s policy as stated in the Release noted above, a Fund Covered Person who avoids judgment by settlement is not entitled to indemnification absent a determination by “reasonable and fair” means that such person is entitled to indemnification.

Use of Proceeds – Page 21

2.	Disclosure previously included in this section discussed the Fund’s investments in securities and the utilization of financial instruments, including certain derivatives for hedging. In connection with the use of total return swaps, please add disclosure and confirm to the Commission that the Fund sets aside an appropriate amount of segregated assets, or, alternatively, confirm that the Fund does not use total return swaps. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: In response to a comment from the SEC staff on July 8, 2014 that such disclosure regarding the use of certain derivatives appeared to relate to the Fund’s regular investment strategy rather than the Fund’s handling of offering proceeds, the Fund has removed the referenced disclosure from “Use of Proceeds,” and notes that the same disclosure appears under “Investment Objective and Strategies—Investment Strategy” in the Prospectus.

The Fund confirms that it does not use total return swaps.

Description of Shares – Page 67

3.	Disclosure in the fifth paragraph lists certain actions as to which a specified percentage vote is needed under the Declaration of Trust, including: “(iv) the issuance or transfer by the Fund of any securities issued by the Fund to any other person or entity for cash, securities or other property (or combination thereof).” Section 23(a) of the 1940 Act states that: “No registered closed-end company shall issue any of its securities (1) for services; or (2) for property other than cash or securities . . .” Add disclosure, as appropriate, to reflect the legal requirement.

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Response: The Fund believes that the disclosure in question is consistent with Section 23(a) of the 1940 Act and states that the disclosure is intended to follow the text of Section 23(a). The Fund notes that Section 23(a) of the 1940 Act permits a closed-end investment company, such as the Fund, to issue its securities for cash or securities or other property as a dividend or distribution to its security holders or in connection with a reorganization:

No registered closed-end company shall issue any of its securities (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its security holders or in connection with a reorganization. [emphasis added]

The Fund has added the following disclosure following the sentence quoted in the comments: “(The Fund issues securities in compliance with Section 23(a) of the 1940 Act, which limits the consideration a registered closed-end investment company may accept for the issuance of its securities.)”

Appendix A – Supplemental Performance Information of Similar Funds – Page A-1

4.	Please supplement your response to the comment provided by the SEC staff on July 8, 2014 to state what guidance is relied upon when formulating the performance information within Appendix A.

Response: The Fund presents the supplemental performance information of similar funds in “Appendix A: Supplemental Performance Information of Similar Funds” in accordance with published no-action letters, notably Growth Stock Outlook Trust, Inc. (Apr. 15, 1986) and Nicholas-Applegate Mutual Funds (Aug. 6, 1996 and Feb. 7, 1997), which permit the inclusion of performance information of private accounts managed by a registered investment company’s investment adviser, subject to certain conditions. The Fund notes further that the investment adviser to the Fund (and the Master Fund) is registered as a commodity pool operator (CPO) under the Commodity Exchange Act with respect to the Fund (and the Master Fund). As a CPO for the Fund with a limited (i.e., less than three year) operating history, the investment adviser, under Commodity Futures Trading Commission (CFTC) rules, must disclose the performance of all accounts and pools that are managed by the investment adviser that have investment objectives, policies, and strategies similar to those of the Fund. The Fund believes that Appendix A satisfies the CFTC requirements and guidance previously provided by the Commission, including the Commission’s IM Guidance Update No. 2013-05 (August 2013) that was released to facilitate compliance with Commission and CFTC disclosure and reporting requirements. That Guidance Update stated (citations omitted):

The staff of the Division of Investment Management has previously expressed the view that a fund may include in its prospectus information concerning the performance of private accounts and other funds managed by the fund’s adviser that have substantially similar investment objectives, policies, and strategies to the fund, provided that the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information).

The Fund submits that Appendix A includes clear disclosure so that the information presented is not misleading, and does not obscure or impede understanding of other information in the prospectus. For instance, Appendix A states that the Similar Funds Performance Information is provided to illustrate the past performance of the Fund’s investment adviser in managing substantially similar funds but that the “Similar Funds Performance Information” is not the performance record of the Fund or the Master Fund and should not be considered a substitute for the Fund’s or Master Fund’s own performance. Appendix A describes the display of the “Similar Funds Performance Information” and the method for calculating such performance.

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Statement of Additional Information

Fundamental Investment Policies – Page 2

5.	Disclosure in the fourth paragraph states the following: “The industry concentration policy of each of the Fund and Master Fund does not preclude it from investing 25% or more of its total assets in issuers in a group of industries (such as different types of technology issuers) for temporary defensive purposes or in order to remain fully invested, including during the period during which the net proceeds of the offering are being invested. For purposes of this fundamental investment policy, Investment Funds are not considered part of any industry or group of industries. Notwithstanding anything herein to the contrary, nothing in Fundamental Investment Restriction (2) will prohibit the Fund from investing in the Master Fund. For purposes of determining compliance with Fundamental Investment Restriction (2), neither the Fund nor the Master Fund will consider portfolio investments held by the Investment Funds.” With respect to the first highlighted clause, explain how this could be accurate, funds may not reserve freedom of action to concentrate on a discretionary basis. With respect to the second highlighted clause, please note that the Commission does not confirm for the Registrant that this view regarding Investment Funds is accurate. With respect to the last highlighted clause, the Fund and BAAM may not ignore the concentration of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these funds when determining compliance with their own concentration policies.

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Response: The Fund has deleted the sentence that included the first highlighted text.

With respect to the second highlighted text, the Fund acknowledges the Commission’s comment.

The last highlighted clause reflects that the Fund and Master Fund do not have, and do not expect to have, sufficient portfolio holdings information with respect to each Investment Fund to apply or monitor an industry concentration policy on a “look through” basis. The Fund would not ignore the concentration of affiliated or unaffiliated Investment Funds, were it to have sufficient portfolio holdings information from Investment Funds in a timely manner.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the Securities and Exchange Commission (the “Commission”) is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.

Ari Pena, Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP